UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 19, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Broadridge Financial Solutions, Inc.

File No. 1-33220 - CF#25604

Broadridge Financial Solutions, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibit to a Form 10-K filed on August 12, 2010.

Based on representations by Broadridge Financial Solutions, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.24   through March 31, 2030

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary